Page 1 of 65
                                                         Exhibit Index on Page 6

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                             EVERGREEN BANCORP, INC.
             (Exact name of registrant as specified in its charter)


         Delaware                                               36-3114735
-----------------------                                     -------------------
(State of incorporation                                        (IRS Employer
    or organization)                                        Identification No.)



                   237 Glen Street, Glen Falls, New York 12801
               ---------------------------------------------------
               (Address of principal executive offices) (Zip Code)



Securities to be registered pursuant to Section 12(b) of the Act:


Title of each class                               Name of each exchange on which
to be so registered                               each class is to be registered
-------------------                               ------------------------------
        None                                                     None



Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Stock Purchase Rights
                         -------------------------------
                                (Title of Class)

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                                                                    Page 2 of 65


Item 1.    Description of Registrant's Securities to be Registered.

           On April 17, 1998 the Board of Directors of Evergreen Bancorp, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of Company Common Stock to shareholders of record at the close of business on May 11, 1998. One Right will also be distributed for each share of Common Stock issued after May 11, 1998 until the Distribution Date (which is described in the next paragraph). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series A Junior Participating Preferred Stock, par value $10.00 per share (the "Preferred Stock"), at a Purchase Price of $65 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of April 17, 1998 (the "Rights Agreement") between the Company and Evergreen Bank, N.A. as Rights Agent.

           Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earliest of (i) the close of business on the tenth business day after a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") or (ii) the close of business on the tenth business day after the latest of (A) the date of a tender or exchange offer that, if consummated, would result in a person or group beneficially owning 10% or more of the outstanding shares of Common Stock,
(B) the date on which all regulatory approvals required for the acquisition of stock pursuant to the tender or exchange offer referred to in clause (A) have been obtained or waived, and (C) the date on which any approval required of the security holders of the person or group publishing or sending or giving the tender or exchange offer referred to in clause (A) for the acquisition of stock pursuant to such tender or exchange offer is obtained or waived.

           Until the Distribution Date (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after May 11, 1998 will contain a notation incorporating the Rights Agreement by reference and
(iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

           The Rights are not exercisable until the Distribution Date and will expire at the close of business on May 11, 2008, unless earlier redeemed by the Company as described below.

           As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except for certain issuances in connection with outstanding options and convertible securities and as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.


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                                                                    Page 3 of 65


           In the event that at any time following the Distribution Date, a person is or becomes the beneficial owner of 10% or more of the then-outstanding shares of Common Stock (a "Triggering Event"), each holder of a Right will thereafter have the right to purchase at the time specified in the Rights Agreement, upon exercise and payment of the Purchase Price, shares of the Company's Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right. The rights and privileges of the Preferred Stock are set forth in the Rights Agreement, and the foregoing description is qualified by reference thereto. Alternatively, upon the occurrence of an event described in the first sentence of this paragraph, the Board of Directors would have the discretion, upon exercise of Rights, to distribute to the exercising holders thereof shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to the difference between the Purchase Price of the Rights and the value of the consideration which would be transferred to the holders of the Rights upon such exercise, in the absence of the exercise by the Board of Directors of its discretion to invoke the provisions described in this sentence.

           Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in the first sentence of the preceding paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of either of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

           For example, at a Purchase Price of $65 per Right, each Right not owned by an Acquiring Person (or by certain related parties) would, following an Acquiring Person's becoming the beneficial owner of 10% or more of the Common Stock, entitle the holder of the Right to purchase $130 worth of Common Stock (or other consideration, as noted above) for $65. Assuming that the Common Stock had a per share market value of $28 at such time, the holder of each valid Right would be entitled to purchase 4.64 shares of Common Stock, for $65. Alternatively, at the discretion of the Board of Directors, following an event set forth in the first sentence of this paragraph, without payment of the Purchase Price, each Right would entitle its holder to receive from the Company Common Stock (or other consideration, as noted above) worth $65.

           In the event that, at any time following the Stock Acquisition Date,
(i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right. The events set forth in this paragraph are also included in the phrase "Triggering Event."

           A person or group of affiliated persons will not trigger the separation and exercisability of the Rights if such person or group becomes the beneficial owner of 10% or more of the Common Stock solely as a result of the Company's reducing the number of outstanding shares, unless such person or group subsequently acquires an additional 1.0% or more of the then outstanding shares of Common Stock.


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                                                                    Page 4 of 65


           In general, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right, at any time until 10 business days following the Stock Acquisition Date. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to less than 10% of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company and there are no other Acquiring Persons. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.001 redemption price.

           Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

           Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made when the Rights are not redeemable.

           The Form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the Form of Certificate of Designations, as Exhibit B the Form of Rights Certificate, and as Exhibit C the Summary of Rights, is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibits.

Item 2.    Exhibits.

           1. Rights Agreement, dated as of April 17, 1998 between Evergreen Bancorp, Inc. and Evergreen Bank, N.A. which includes as Exhibit A the Form of Certificate of Designations, as Exhibit B the Form of Rights Certificate, and as Exhibit C the Summary of Rights. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the Distribution Date (as that term is defined in the Rights Agreement).


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                                                                    Page 5 of 65


                                    SIGNATURE


           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



EVERGREEN BANCORP, INC.


By:    /s/ Paul A. Cardinal
       ------------------------------
           Paul Cardinal
           Executive Vice President,
           General Counsel



Dated:  May 7, 1998


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                                                                    Page 6 of 65



                                  EXHIBIT LIST


1. Rights Agreement, dated as of April 17, 1998 between Evergreen Bancorp, Inc. and Evergreen Bank, N.A. which includes as Exhibit A the Form of Certificate of Designations, as Exhibit B the Form of Rights Certificate, and as Exhibit C the Summary of Rights, incorporated herein by reference. (Exhibit at Page 7 of 65.)